Exhibit 99.1

Ferroglobe PLC Announces Dividend

London, Feb. 8, 2016 -- Ferroglobe PLC (Nasdaq: GSM) announced that its Board of Directors on February 3, 2016 declared a special dividend of $0.08 per share payable on March 14, 2016 to shareholders of record at the close of business on February 26, 2016.

About Ferroglobe PLC

Ferroglobe PLC is among the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast growing end markets such as solar, automotive, consumer products, construction and energy. The Company is headquartered in London, England. For further information please visit our web site at www.ferroglobe.com or www.glbsm.com investors tab.

CONTACT: Ferroglobe PLC

Joe Ragan, +1 786-509-6925

Chief Financial Officer

Email: jragan@ferroglobe.com